Exhibit 99.8

Cable & Wireless disposes of Certain Assets of U.S. e-Messaging Solution Business

Cable & Wireless announces today 20 January 2003 that it has entered into a definitive agreement to sell certain assets of its U.S. e-Messaging Solution business to Xpedite Systems, Inc. (“Xpedite”) for U.S. $11 million in cash (a $6 million immediate payment, with the balance of $5 million payable over four years). In addition, Xpedite will pay Cable & Wireless up to approximately $1 million for transition support and services over the next 12 months.

This disposal is a further step in the restructuring of Cable & Wireless' U.S. business, which is focusing on enterprise customers and the provision of internet protocol and hosting services. It is in line with Cable & Wireless' statements of May and November 2002 regarding the restructuring of its business in the U.S.

Contact:
Investor Relations
Samantha Ashworth +44(0) 207 315 4460
Caroline Stewart +44(0) 207 315 6225
Virginia Porter (US) +1 646 735 4211

Media
Susan Cottam +44(0) 207 315 4410
Peter Eustace +44(0) 207 315 4495

20 January 2003